1. **Organization and Description of Business**

   Man Investments Inc. (the "Company") is a wholly owned subsidiary of Man Investments Holdings Inc. (the "Parent") which, in turn, is wholly owned by Man Investments USA Holdings Inc. ("MIUHI"). MIUHI is ultimately a wholly owned subsidiary of Man Group plc ("Man Group"), a United Kingdom public limited company, thus the Company, too, is an indirect wholly owned subsidiary of Man Group plc.

   The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's activities are limited to selling shares of limited partnerships, direct participation programs and registered investment companies sponsored by affiliates of the Parent.

2. **Summary of Significant Accounting Policies**

   Basis of Accounting
   The accompanying financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

   Cash
   Cash represents cash deposits held at banks used in the ordinary course of business.

   Fair Value
   Financial assets and financial liabilities are recorded at amounts that approximate fair value. The fair value of the assets or liabilities represents the amount that would be received to sell an asset or, paid to transfer the liability in an orderly transaction between market participants. The Company's financial assets consist of receivables due from affiliates which are generally settled in 30 days. The liabilities owed by the Company consist of general accrued expenses and payables due to broker dealers and affiliates that have short settlement periods and insignificant nonperformance risk.

   US GAAP requires disclosure of the estimated fair value of certain financial instruments and the methods and significant assumptions used to estimate their fair values. Certain financial instruments that are not carried at fair value on the balance sheet are carried at amounts that approximate fair value due to their short term or demand nature and generally negligible credit risk. These instruments include cash, due from affiliates, fees receivable from affiliates, accrued expenses and other liabilities, payables to broker-dealers, due to affiliates, taxes payable to affiliates and state taxes payable to affiliates.

   Income Taxes
   The Company is included in the consolidated federal and state income tax return filed by MIUHI (an affiliate and parent company in the United States). The Company files a standalone tax return for New York State, New York City and Florida.

   Income taxes are determined on a benefit-and-loss basis pursuant to an informal tax sharing agreement between the Company and MIUHI. The Company accounts for income taxes under the asset and liability method. Under this method, deferred taxes are provided for the differences between financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when these differences are expected to reverse. The Company's longstanding approach regarding cash settlement under its tax sharing agreement is for cash settlement to be done consistently with the current tax provision reflected in the Company's financial statement.

The Company recognizes deferred tax assets to the extent that it believes these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. A valuation allowance is established to reduce the deferred tax assets to the amount that is more likely than not to be realized. At December 31, 2015, based upon its evaluation of the Company's current result of operations, the Company recorded a full valuation allowance on its deferred tax asset. If the Company determines that it would be able to realize deferred tax assets in the future in excess of their recorded net amount, it would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

Uncertainty in income tax positions (ASC 740-10) is accounted for by recognizing in the financial statement the impact of a tax position when it is more likely than not (i.e., greater than 50 percent) that the tax position would be sustained upon examination by the tax authorities based on the technical merits of the position. Management considers the facts and circumstances available in order to determine the appropriate tax benefit to recognize, including tax legislation and statutes, legislative intent, regulations, rulings and case law. Differences could exist between the ultimate outcome of the examination of a tax position and management's estimate.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. The Accrued expenses and other payables and the State taxes payable to affiliates lines within the Statement of Financial Condition are based on estimates. Actual results could differ from these estimates.

Contingencies
In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, management expects the risk of loss to be remote.

Recent Accounting Pronouncements
Revenue recognition
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers," which supersedes the revenue recognition requirements in the Codification Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification. The core principle of ASU No. 2014-09 is for companies to recognize revenue from the transfer of goods or services to customers in amounts that reflect the consideration to which the company expects to be entitled in exchange for those goods or services. The standard provides a five-step approach to be applied to all contracts with customers and also requires expanded disclosures about revenue recognition. In August 2015, the FASB issued ASU No. 2015-14, "Revenue from Contracts with Customers," which defers the effective date of ASU No. 2014-09 from annual reporting periods beginning after December 15, 2016 to annual reporting periods beginning after December 15, 2017. This standard is to be retrospectively applied. Early adoption is not permitted. The Company is currently evaluating this guidance and the impact it will have on its financial statement.

Going Concern
In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about a Company's Ability to Continue as a Going Concern. The guidance will explicitly require management to assess

a Company's ability to continue as a going concern and to provide related footnote disclosures in certain circumstances. The new standard will be effective in the first annual period and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. We are currently evaluating the impact of this ASU on our financial statement.

3. Related Party Transactions

The Parent provides the Company with technology support, legal and compliance, as well as finance and administration services. The Company reimburses the Parent, generally on a monthly basis, for its share of the expenses incurred by the Parent based on the terms listed in the Administrative Services and Expense Funding Agreement.

The Company may at times carry receivable or payable balances with affiliates. At December 31, 2015, the Company owed affiliates $2,837,686, which is identified on the statement of financial condition as due to affiliates and state taxes payable to affiliate.

As described in Note 4, certain employees of the Company participate in deferred compensation incentive plans sponsored by Man Group. To fund the purchase of the shares and fund units, the Company pays Man Group's Employee Benefit Trust. As of December 31, 2015, the company had paid $1,126,238 for the cost of awards not yet vested, which is included in prepaid expenses in the statement of financial condition.

Substantially all of the Company's revenue is earned from related parties of Man Group. Further, substantially all of the Company's expenses, with the exception of sales load and servicing fees and professional fees, are allocated from related parties of Man Group plc.

4. Stock Based Compensation Plans

Certain employees of the Company participate in stock-based incentive plans sponsored by Man Group. The Company records compensation costs related to share-based transactions based on the fair value of the underlying options.

Deferred Share Plan

The Man Deferred Share plan, a long-term incentive plan for selected employees, replaced the Man Co-Investment plan in June 2008. Participants are awarded options for shares in Man Group with no exercise price subject to continuing service throughout the vesting period. There is an incremental vesting over four years subsequent to the award date, in which 10% vests in year one, 15% vests in year two, 20% vests in year three and 55% vests in year four. Effective April 1, 2011, Man Group plc amended the vesting period to 3 years with 1/3rd of the award vesting in each year. Awards issued prior to April 1, 2011 continue to vest under the original four-year plan.

At December 31, 2011, the Man US Fund Deferral plan was approved, which is similar to the Man Deferred Share plan in terms of vesting but references the return of selected fund products rather than the issuance of Man Group stock.

The Company estimated the fair value of each share award or option on the date of grant. The valuation of the award depends on a number of financial and demographic assumptions, including dividend yield, volatility and the risk-free interest rate. These were all assumed to be constant over the term of each award. The Company estimated the fair value of each fund product award on the date of grant and through the year ended December 31, 2015. The Company used the assumption that pre-vesting forfeitures are at the rate of 3% per annum, however, the accounting charge is adjusted to reflect actual forfeitures. Therefore, the assumption only affects the timing of the accounting expense, not the amount ultimately charged..

A summary of the activity of awards granted under the Deferred Share plans as of December 31, 2015 and changes during the year then ended is presented below:

| | Deferred Share Plans | |
	Awards	Weighted-Average Grant Date Fair Value (per award) [1]
Nonvested as of January 1, 2015	1,436,019	$ 1.68
Granted	470,030	2.85
Exercised	(603,321)	1.73
Transfers in /(out) [2]	(106,964)	1.71
Forfeited	-	
Nonvested as of December 31, 2015	1,195,764	
Total unrecognized compensation expense remaining	$ 862,253	
Weighted average years expected to be recognized	0.80	

| | Key Executive Options | |
	Awards	Weighted-Average Exercise Price
Outstanding at January 1, 2015	1,267,095	$ 1.56
Granted	-	
Exercised	-	
Transfers in /(out) [2]	(9,096)	1.50
Forfeited	-	
Outstanding at December 31, 2015	1,258,000	
Total unrecognized compensation expense remaining	$ -	
Weighted average years expected to be recognized	-	

[1] As Man Group shares trade in Pounds Sterling, all exercise price information has been translated into U.S. dollars using relevant exchange rates during the year.

[2] Transfers represent awards for employees that moved entities during the year as the awards follow the employee to the new employing entity.

	Fund Product Plans	
	Awards	Weighted-Average Grant Date Fair Value (per award) [1]
Nonvested as of January 1, 2015	44,231	$ 52.52
Granted	213,927	1.66
Exercised	(34,669)	24.06
Transfers in /(out) [2]	(2,908)	155.56
Forfeited	-	
Nonvested as of December 31, 2015	220,582	
Total unrecognized compensation expense remaining	$ 263,990	
Weighted average years expected to be recognized	1.15	

[2] Transfers represent awards for employees that moved entities during the year as the awards follow the employee to the new employing entity.

5. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1.

At December 31, 2015, the Company had net capital, as defined, of $3,041,582 which was $2,441,607 in excess of the required minimum net capital of $599,975. The Company's ratio of aggregate indebtedness to net capital was 2.96 to 1.

The Company operates as an introducing broker and does not hold any customer's funds or securities. Therefore, the Company is exempt from the Customer Protection rule as defined under SEC Rule 15c3-3(k)(2)(i).

In the normal course of business, the Company may be named as a defendant in certain litigation, arbitrations and regulatory actions arising out of its activities as a broker dealer in securities. Management accrues for such amounts as may be probably and estimable. Management, after consultation with outside counsel, does not believe that any current actions could be material to the financial condition of the Company.

6. Income Taxes

The Company has recorded a gross deferred tax asset in the amount of $5,533,716 at December 31, 2015 primarily due to differences in the book and tax bases of the Company's accrued compensation and net operating loss carryforwards. A valuation allowance of $5,075,162 has been established against the net deferred tax asset because the Company has determined that the recoverability of the net deferred tax asset is not more likely-than-not. The table below represents the components of deferred tax asset.

Deferred tax assets		
Accrued compensation	$	3,782,347
Lease provisions		143,229
Capital loss carryover		1,233,566
Other		374,574
Total deferred tax asset		5,533,716
Valuation allowance		(5,075,162)
Net deferred tax asset		458,555
Deferred tax liabilities		
Other deferred tax liabilities		(458,555)
Total deferred tax liabilities		(458,555)
Net deferred tax asset	$	-

Tax years 2012 to the present are open for examination by the Federal, state, and local tax authorities. The 2010 through 2012 tax years are currently under examination by New York State.

The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate is $802,140. These relate to the open audits as mentioned above and are included in state taxes payable to affiliate.

The total amount of interest recognized in income taxes payable on the statement of financial condition equals $247,824. There are no penalties reflected in the statement of condition.

In the next twelve months, the Company expects to conclude the 2010 to 2012 New York State examination, which will result in a decrease to unrecognized tax benefits of $802,140.

7. Concentration of Credit Risk

The Company is engaged in various activities in which counterparties primarily include broker-dealers, affiliates and other financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company expects the risk of loss to be remote.

The Company maintains its cash in noninterest bearing accounts at three banks, which at times may exceed Federal insurance limits. At December 31, 2015, the Company held cash above the FDIC limits in the amount of $11,791,214.

8. Subsequent Events

The Company performed an evaluation of subsequent events through February 29, 2016, which is the date the financial statement was available to be issued, and did not identify any subsequent events which would require disclosure in this financial statement.

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